CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Viceroy Exploration Ltd. of our report dated March 10, 2006 relating to the consolidated financial statements, which appears in the Annual Report to Shareholders.

PricewaterhouseCoopers LLP
Vancouver, British Columbia
March 27, 2006